SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FOR COMPENSATION TO
MANAGEMENT AND THE AUDIT COMMITTEE

According to proposal submitted to the Compensation Committee and to the Board of Directors of TIM Participações S.A. (“Company”) in the meetings held on February 15, 2011, the following compensation will be proposed to the Shareholders’ Meeting.

1) Board of Directors:

Proposal of annual global compensation of one million, five hundred and twelve thousand Reais (R$ 1,512,000), representing the monthly individual amount of fourteen thousand Reais (R$ 14,000), considering a total of nine (9) directors, being internal, external or independent.

2) Audit Committee:

Proposal of annual global compensation of seven hundred and fifty thousand Reais (R$ 750,000), representing the monthly individual amount of twelve thousand and five hundred Reais (R$12,500), considering five (5) effective members.

3) Board of Executive Officers:

Proposal of annual global compensation of sixteen million, five hundred and thirty thousand Reais (R$ 6,396,000), and, out of this total, sixty-six percent (66%) corresponds to the fixed compensation and thirty-four percent (34%), to the variable compensation, considering nine (9) executives officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 27, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.